Exhibit 4.55

Rights and Obligations Assumption Letter

This entity, Fettes College Experimental School of Zengcheng, Guangzhou, is the subsidiary established by BGY Education Investment Management Co., Ltd. (“Investor”) and registered in Guangzhou City at the Zengcheng District branch office of the Ministry of Civil Affairs on June 5, 2020. The Investor holds 100% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Fettes College Experimental School of Zengcheng, Guangzhou

(Seal) Fettes College Experimental School of Zengcheng, Guangzhou Affixed

By:	/s/ Jinsheng Cheng

Name:	Jinsheng Cheng
Title:	Legal Representative
Date:	June 15, 2020